
Mail Stop 3720

June 11, 2009

Mr. Scott L. Bok
Chairman and Chief Executive Officer
GHL Acquisition Corp.
300 Park Avenue
23rd Floor
New York, New York 10022

> **Re:** **GHL Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 8, 2009**
> **File No. 001-33963**

Dear Mr. Bok:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

3. Pro Forma Adjustments and Assumptions

1. We note that you are still considering your response to prior comment 1. Once determined, please respond to our comment and if applicable, reflect the Motorola arrangement in your filing.

Mr. Scott L. Bok
GHL Acquisition Corp.
June 11, 2009
Page 2

Proposal 1 – Approval of the Acquisition, page 58

2.   We note your response to prior comment 2 from our letter dated May 6, 2009. Please
        revise your preliminary proxy to discuss why the board did not obtain an updated fairness
        opinion and describe the analyses conducted to evaluate the value of the consideration
        and fairness. Also revise your disclosure to indicate that Duff & Phelps is still entitled to
        payment of $190,000 if the acquisition is approved by shareholders.

3.   We note that the company filed a $200 million shelf registration statement where any
        future takedowns are conditioned on approval of the merger. Revise the appropriate
        sections of the proxy statement (e.g., MD&A, risk factors, etc.) to highlight the effect
        (e.g. liquidity, dilution, etc.) of the potential financing.

                                    * * * * * * *

        As appropriate, please revise your preliminary proxy statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Leonard Kreynin, Davis Polk & Wardwell
       Via Facsimile (212) 450-3937